Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 1, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10570
FT Income Portfolio, Series 19
(the “Trust”)
CIK No. 1953062 File No. 333-269034

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states that the research department emphasizes Funds that have exposure to convertible securities. If, based on the Trust’s final portfolio, the Trust has exposure to contingent convertible securities (“CoCos”), please revise the disclosure to include CoCos and provide a definition.

Response:The Trust respectfully points the Staff to the parenthetical after the above-referenced disclosure which states “convertible securities (including contingent convertible securities).” The Trust has added the defined term “CoCos” to the parenthetical.

Risk Factors

2.The Staff notes that the disclosure states, “These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and numerous economic stimulus packages. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time.” Please clarify whether this is necessary and if the second sentence is still accurate.

Response:The disclosure has been revised as follows:

“As a result of the COVID-19 pandemic, governments and central banks, including the Federal Reserve, took extraordinary and unprecedented actions to support local and global economies and financial markets. These measures included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and numerous economic stimulus packages, which largely ended in mid-2022.”

Additionally, given the proximity of the measures taken by governments and central banks to today’s current market climate, the Trust believes the disclosure, as currently presented, is accurate. The impact of such measures has yet to be seen given current volatility in the market and the uncertainty surrounding a potential recession.

3.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

4.If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If the Trust’s final portfolio has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon